



Tom Flaherty · 3rd

Partner at Alpha Stratagem

Del Mar, California · 5 connections · **Contact info**

 **Alpha Stratagem**

 **Villanova University**

Experience



Partner
Alpha Stratagem
2019 – Present · 1 yr

Alpha Stratagem is a unique business consultancy firm providing FORTUNE 100 strategy, discrete growth financing, digital marketing services and a full stack developers studio.

By combining old school experience with new school thinking, talent & technologies, we strategically connect the dots to unlock new commercial opportunities to help our partners win

Alpha Stratagem is Headquartered in Silicon Beach, Los Angeles.

Managing Director
VAI Inc.
1987 – Present · 33 yrs

Education



Villanova University
1979 – 1983

Interests

 **Alpha Stratagem**
124 followers

 **Villanova University**
154,609 followers